# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Immunovant, Inc., CIK 0001764013
CUSIP: 45258J102
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 320 W. 37th St, New York, New York (NY), 10018
Date of event which requires filing of this statement: 04/21/2025
Amends the filing with accession number 0001104659-19-075127
Filed by CIK 0001635088
Persons authorized to receive notices and communications: Derek J. Dostal, Davis Polk & Wardwell LLP, 450 Lexington Ave., New York, New York (NY), 10017, (212) 450-4000

## Reporting persons
- Roivant Sciences Ltd. (CIK 0001635088): type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); source of funds: working capital (WC); sole voting power 96,660,341; shared voting power 0; sole dispositive power 96,660,341; shared dispositive power 0; aggregate amount beneficially owned 96,660,341 (56.9% of the class)
  Comment: (1) Includes the 10,000 shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Immunovant, Inc. (the "Issuer") issuable upon conversion of the Series A Preferred Stock issued to Roivant (as defined below) as described in the Original Schedule 13D (as defined below) (the "Preferred Shares").
  (2) All share percentage calculations in this Amendment No. 9 to the Original Schedule 13D are based on 169,870,683 shares of Common Stock issued and outstanding as of January 31, 2025 based on the Issuer's Form 10-Q for the period ended December 31, 2024, after giving effect to the 10,000 shares of Common Stock of the Issuer issuable upon conversion of the Preferred Shares.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: Immunovant, Inc.
Address of issuer's principal executive offices: 320 W. 37th St, New York, New York (NY), 10018
Comment: Pursuant to Rule 13d-2 of the Securities Exchange Act of 1934, as amended, this Amendment No. 9 ("Amendment No. 9") amends certain items of the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on December 20, 2019, as amended by Amendment No. 1 filed with the SEC on April 17, 2020, as further amended by Amendment No. 2 filed with the SEC on May 15, 2020, as further amended by Amendment No. 3 filed with the SEC on September 4, 2020, as further amended by Amendment No. 4 filed with the SEC on September 17, 2020, as further amended by Amendment No. 5 filed with the SEC on March 8, 2021, as further amended by Amendment No. 6 filed with the SEC on August 2, 2021, as further amended by Amendment No. 7 filed with the SEC on October 4, 2023, as further amended by Amendment No. 8 filed with the SEC on January 15, 2025 (as so amended, the "Original Schedule 13D") relating to the shares of Common Stock, $0.0001 par value per share (the "Common Stock"), of Immunovant, Inc. (the "Issuer"), which are beneficially owned by Roivant Sciences Ltd. ("Roivant" or the "Reporting Person"). This Amendment No. 9 amends the Original Schedule 13D on behalf of the Reporting Person to furnish the information set forth herein. Except as set forth below, all Items of the Original Schedule 13D remain unchanged. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is hereby amended by adding the following to the end thereof:

On April 21, 2025, the Issuer announced that the Board of Directors of the Issuer has appointed Eric Venker, M.D. as Chief Executive Officer of the Issuer, effective immediately. Dr. Venker is currently a director of the Issuer and also serves as President and Chief Operating Officer of Roivant Sciences, Inc. ("RSI"), a wholly owned subsidiary of the Reporting Person. Dr. Venker will continue to serve as the President and Chief Operating Officer of RSI following his appointment as Chief Executive Officer of the Issuer.

## Signatures
- Roivant Sciences Ltd.: /s/ Keyur Parekh, Keyur Parekh, Authorized Signatory (04/21/2025)